Voyage Media
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

VOYAGE MEDIA

TABLE OF CONTENTS



To the Stockholders of
Voyage Media
Marina Del Rey, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Voyage Media (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 19, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VOYAGE MEDIA
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 76,884	$ 178,310
Accounts receivable	60,726	53,320
Total Current Assets	137,610	231,630
Non-Current Assets:		
Deposits	1,000	-
Property and equipment, net	1,788	3,154
Total Non-Current Assets	2,788	3,154
TOTAL ASSETS	$ 140,398	$ 234,784
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ 23,140	$ 24,612
Bank overdraft	-	1,708
Deferred revenue	10,666	42,530
Accrued expenses	59,076	98,926
Due to shareholder	61,830	53,814
Total Liabilities	154,712	221,590
Stockholders' Equity/(Deficit):		
Class A common stock, $0.001 par, 2,720,408 shares authorized, 2,000,000 and 2,000,000 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	2,000	2,000
Class B common stock, $0.001 par, 204,082 shares authorized, 69,696 and 59,411 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	69	59
Additional paid-in capital	421,525	349,035
Accumulated deficit	(437,908)	(337,900)
Total Stockholders' Equity/(Deficit)	(14,314)	13,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)	$ 140,398	$ 234,784

VOYAGE MEDIA
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 942,430	$ 924,989
Cost of net revenues	(432,178)	(374,815)
Gross profit	510,252	550,174
Operating Expenses:		
Compensation and benefits	349,456	410,345
Sales and marketing	127,009	141,332
General and administrative	120,584	224,101
Total Operating Expenses	597,049	775,778
Loss from operations	(86,797)	(225,604)
Other Income/(Expenses):		
Other gains	947	10,361
Interest income	102	480
Interest expense	(14,260)	(14,541)
Total Other Income/(Expenses)	(13,211)	(3,700)
Net Loss	$ (100,008)	$ (229,304)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

| | Common Stock | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | Additional | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Acumulated Deficit	Stockholders' Equity/(Deficit)
Balance at December 31, 2016	2,000,000	$ 2,000	-	$ -	$ 2,100	$ (108,596)	$ (104,496)
Issuance of Class B common stock	-	-	59,411	59	375,925	-	375,984
Offering costs	-	-	-	-	(28,990)	-	(28,990)
Net loss	-	-	-	-	-	(229,304)	(229,304)
Balance at December 31, 2017	2,000,000	$ 2,000	59,411	$ 59	$ 349,035	$ (337,900)	$ 13,194
Issuance of Class B common stock	-	$ -	10,285	$ 10	$ 72,490	$ -	$ 72,500
Net loss	-	-	-	-	-	(100,008)	(100,008)
Balance at December 31, 2018	2,000,000	$ 2,000	69,696	$ 69	$ 421,525	$ (437,908)	$ (14,314)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net Loss	$ (100,008)	$ (229,304)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,366	2,270
Changes in operating assets and liabilities:		
Change in receivables	(7,406)	(32,175)
Change in offering costs	-	9,750
Change in deposits	(1,000)	-
Change in accounts payables	(1,472)	(44,468)
Change in bank overdraft	(1,708)	1,708
Change in deferred revenue	(31,864)	8,685
Change in accrued expenses	(39,849)	38,734
Net Cash Used In Operating Activities	(181,941)	(244,800)
Cash Flows from Financing Activities		
Advance from/(payments to) stockholder	8,015	43,350
Proceeds from issuance of common stock	72,500	375,984
Offering costs	-	(28,990)
Net Cash Provided By Financing Activities	80,515	390,344
Net Change In Cash	(101,426)	145,544
Cash at Beginning of Period	178,310	32,766
Cash at End of Period	$ 76,884	$ 178,310
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 14,260	$ 14,541
Cash paid for income tax	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Voyage Media (the "Company"), is a corporation organized January 5, 2004 under the laws of California. The Company's mission is to foster a thriving community of storytellers and a revolutionary, heart-centered way to create, share, and earn from the transcendent art of film and television storytelling.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company determined that no allowance was necessary against its accounts receivable balances as of December 31, 2018 and 2017.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2017 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs were charged to stockholders' equity/(deficit) upon the completion of the offering.

Capital Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives of 5-7 years.

Depreciation charges on property and equipment totaled $1,366 and $2,270 for the years ended December 31, 2018 and 2017, respectively. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Property and equipment, at cost	$ 91,482	$ 91,482
Accumulated depreciation	(89,694)	(88,328)
Property and equipment, net	$ 1,788	$ 3,154

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore deferred revenues are recorded when necessary until the revenue recognition criteria is completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a subchapter S-Corporation to a C-Corporation for tax purposes effective on June 2, 2017. Accordingly, all earnings and losses prior to the conversion passed through to the ownership and were not taxable to the Company. Therefore, the Company does not receive the net operating loss carryforward credits for losses prior to the conversion date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $269,599 and $175,135 as of December 31, 2018 and 2017, respectively. The Company pays Federal and state taxes at a blended effective rate of 28% and has used this effective rate to derive net deferred tax assets of $75,444 and $51,732 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforward and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in recent years, has sustained net losses of $100,008 and $229,304 during the years ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, has accumulated deficits of $437,908 and $337,900 as of December 31, 2018 and 2017, respectively, and has current liabilities in excess of current assets by $17,102 as of December 31, 2018. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors and produce revenues sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management believes it will achieve profitability in 2019. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

During 2017, the Company amended its Articles of Incorporation, authorizing 2,924,490 shares of capital stock, of which 2,720,408 shares were designated as Class A Common Stock at $0.001 par value and 204,082 shares were designated as Class B Non-Voting Common Stock at $0.001 par value. The Class B Non-Voting Common Stock do not have voting rights. The Company also authorized a stock split, in which its issued and outstanding shares of common stock were granted 20,000 shares of the Company's post-split Class A Common Stock for each one share of Common Stock held by them prior to the split. All share amounts shown herein have been stated to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting rights, where Class A Common Stockholders have exclusive voting rights.

As of December 31, 2018 and 2017, 2,000,000 shares of Class A Common Stock were issued and outstanding. As of December 31, 2018 and 2017, 69,696 and 59,411 shares of Class B Common Stock were issued and outstanding, respectively. Of the 2,000,000 shares of Class A Common Stock that were issued and outstanding, 1,988,163 and 1,995,305 had voting rights as of December 31, 2018 and 2017, respectively.

During 2018, the Company issued 10,285 shares of Class B Common Stock for gross proceeds of $72,500.

During 2017, the Company has raised $375,984 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 18,997 shares of common stock issued at a discounted price of $4.90 for the investors contributing resulting in proceeds of $93,085 and 40,414 shares of common stock issued at $7.00 per share resulting in proceeds of $282,899, for a total of 59,411 shares of Class B Common Stock issued in 2017.

NOTE 5: RELATED PARTY TRANASACTIONS

The officer of the Company advances funds to the Company in the normal course of business. As of December 31, 2018 and 2017, the amounts due to the officer under the arrangement totaled $61,830 and $53,814, respectively. These advances bear no interest and are considered payable on demand.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: CONCENTRATIONS

The Company's accounts receivable sources carry significant concentrations. As of December 31, 2018, there were three customers that represented over 10% of accounts receivable and represented a concentration of risk which were approximately 25%, 19%, and 18% of total accounts receivable. As of December 31, 2017, there were two customers that represented over 10% of accounts receivable and represented a concentration of risk which were approximately 26% and 21% of total accounts receivable.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuances

During 2019, the Company issued 3,572 shares of Class B Common Stock for gross proceeds of $25,000.

Management's Evaluation

Management has evaluated subsequent events through June 19, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.